SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA · ASIA PACIFIC · EUROPE	meng.ding@sidley.com +852 2509 7858

August 16, 2023

CONFIDENTIAL

Claire DeLabar

Robert Littlepage

Austin Pattan

Larry Spirgel

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobile-health Network Solutions
Draft Registration Statement on Form F-1
Confidentially Submitted July 14, 2023
CIK No. 0001976695

Dear Ms. DeLabar, Mr. Littlepage, Mr. Pattan and Mr. Spirgel,

On behalf of our client, Mobile-health Network Solutions (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 9, 2023 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on July 14, 2023 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 1 to the Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

Amendment No.1 to the Draft Registration Statement

Cover page

1.	We note that your cover page disclosure that you will be a controlled company under the Nasdaq corporate governance rules following this offering. Please include a cross reference to a newly-added risk factor discussing the implications of being a controlled company and the risks that controlled company status poses to minority shareholders.

Please refer to the revised disclosure on the cover page and page 33 of Amendment No. 1 to the Draft Registration Statement in response to the Staff’s comment.

Corporate Structure, page 8

2.	Please revise to clarify your relationship with VPDO Mobile Health PTE LTD TAI TP (Vietnam Rep Office), i.e. whether it is a wholly-owned subsidiary or some other relationship, such as a contractual or variable interest entity relationship. Please also revise the disclosure on page 45 accordingly.

VPDD Mobile Health Pte Ltd TAI TP is the representative office of a Group subsidiary, Mobile Health Pte. Ltd. As VPDD Mobile Health Pte Ltd TAI TP is a representative office, it is not a separate legal entity. As such, there is no shareholding percentage to be reflected in the following group structure chart on page 45 of the Amendment No. 1 to the Draft Registration Statement.

The Company is presently in the process of transferring the business of the Vietnam representative office to the Vietnam subsidiary, Manadr Vietnam Pte., Ltd., and it is envisaged that such transfer will be completed by August 2023. Following the completion of the transfer, the representative office will not have any business and operations, and will be de-registered. The group structure chart will be updated to remove the Vietnam representative office once it has been de-registered.

Risk Factor, page 11

3.	We note that your amended and restated Memorandum and Articles of Association will designate the United States District Court for the Southern District of New York as the exclusive forum for claims arising under the federal securities laws. Please include a risk factor that clearly describes all risks and other impacts the provision may have on investors, such as discouraging claims in a favorable forum, the potential for increased costs to bring a claim, the uncertainty surrounding the enforceability of such a provision and any relevant carve outs for subject matter jurisdiction.

The Company respectfully advises the Staff that it decides not to designate the United States District Court for the Southern District of New York as the exclusive forum for claims arising under the federal securities laws in its post-offering memorandum and articles of association, and has revised the relevant disclosure on page 109 of the Amendment No. 1 to the Draft Registration Statement in response to the Staff’s comment.

4.	We note the material revenue concentration within your customer base. In this regard, we note your disclosure on page F-14 that customer A accounted for 66.04% of your total sales for the fiscal year ended June 30, 2022. Please include a risk factor highlighting the risks related to this material revenue concentration. Further, disclose the terms of any material agreements with this customer and consider filing them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Please refer to the revised disclosure on page 20 of the Amendment No. 1 to the Draft Registration Statement in response to the Staff’s comments.

The Medical Service Agreement (as defined in the Amendment No. 1 to the Draft Registration Statement) with Customer A, as extended from time to time, contains confidentiality provisions that prohibit the public disclosure of any information relating to the agreement. The Company is seeking consent from Customer A to file this agreement as an exhibit to the registration statement, but has not received a response from Customer A. The Company cannot guarantee whether and when such consent will be obtained.

Security breaches and attacks against our systems and networks..., page 18

5.	We note that you indicate that you have not had any material attacks against your business operations for the financial periods being presented. Expand your disclosure to indicate whether you have experienced any material attacks against your business operations since inception.

The Company had not been subject to security breaches and attacks against its systems and network that had materially and adversely affected its business operations since the inception of its business operations.

Please refer to the revised disclosure on page 18 of the Amendment No. 1 to the Draft Registration Statement in response to the Staff’s comment.

Risks Related to Our Class A Ordinary Shares and This Offering, page 29

6.	We note that your dual class share structure creates disparate voting rotes for Class A ordinary shareholders. Please include a risk factor acknowledging that your dual class share structure will limit the ability of your shareholders to influence corporate matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of significant corporate transactions. Further, your risk factor should acknowledge that your dual class structure may have anti-takeover effects that limit the possibility of a change of control transaction, even when most shareholders may consider that transaction to be in their best interest.

Please refer to the revised disclosure on page 32 of Amendment No. 1 to the Draft Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

7.	We note your risk factor on page 22 makes reference to “certain key operating metrics, such as the MAU by age group and MPU by age group.” Please tell us whether these are key metrics used by management in assessing the performance of your businesses, and if so, define the metric, explain how it is used, and describe the formula for calculating it.

These are the key metrics used by the Company, MAU by age group refers to the count of users with specific age segments who have engaged with a product and service within a given month. This metric is used by the Company to understand the distribution of user engagement across different age categories and to customise the strategies accordingly. It provides insights into the popularity of a product among different age segments, aiding in the assessment of user engagement trends and potential growth opportunities. By understanding which age groups are most active, the Company can customize the marketing campaigns, user experiences, and product features to better cater to the preferences and needs of specific age cohorts. The formula for calculating MAU by age group involves identifying users within each age category who have interacted with the product or service in a given month. The steps involved are as follow:

(1) Divide the users into different age groups.

(2) For each age group, count the number of users who have engaged with the product and service within the past month.

(3) Sum up the user counts from each age group to get the total MAU by age group.

MPU by age group provides valuable insights into the spending behavior and preferences of different age segments. The Company uses this information to optimize the pricing strategies, tailor marketing efforts, and develop products or features that resonate with specific age groups. Understanding which age categories contribute the most to revenue allows the Company to allocate resources effectively and prioritize customer retention strategies. The formula for calculating MPU by age group involves identifying users within each age category who have made payments or transactions within a given month. The steps involved are similar to those for MAU:

(1) Divide the users into different age groups

(2) For each age group, count the number of users who have made payments or transactions within the past month.

(3) Sum up the user counts from each age group to get the total MPU by age group.

Related Party Transactions

Other Related Party Transactions, page 105

8.	We note that you have entered into partnership agreements with clinics that are jointly owned by your co-CEOs. Please file these agreements as exhibits. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Please refer to Exhibit 10.4 Partnership Agreement between Manadr Pte Ltd and five other clinics, namely Manadr Medical Holdings Pte Ltd, A&J Nulife Pte Ltd, Kim JL Healthcare Pte Ltd, EC Family Clinic Pte Ltd and Bedok Day & Night clinic, in response to the Staff’s comment.

Shares Eligible for Future Sale

Lock-up Agreements, page 114

9.	We note that your lock-up agreements with your directors, executive officers and shareholders are “subject to limited exceptions.” Please revise to describe these exceptions.

Please refer to the revised disclosure on page 123 of Amendment No. 1 to the Draft Registration Statement in response to the Staff’s comment.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

10.	Please include the date that the report was issued pursuant to Rule 2-02(a)(1) of Regulation S-X.

Our auditor will add a to-be-issued date on their audit report on page F-3 of Amendment No. 1 to the Draft Registration Statement since they are still wrapping up the audit engagement and expecting to issue the audit report on August 30, 2023, or the date of effectiveness of registration statement, which is earlier.

Note 2. Summary of significant accounting policies

Revenue recognition, page F-12

11.	We note on page 86 that you operate the MaNaShop/MaNaStore under two business models, the direct sales model in which you procure products from suppliers and services from providers which are then sold directly to users and an online marketplace model whereby you facilitate transactions between third party vendors and your users. We also note on page 87 that under the online marketplace model, marketplace vendors have the discretion to set their own product prices. Please expand your accounting policies for products to describe in detail the basis for recording each of these types of product business models on a gross or net basis under ASC 606. Please also expand your critical accounting policies in MD&A accordingly.

MaNaShop/MaNaStore contributed revenue of approximately $48,000, $104,000 and $58,000 for the financial years ended June 30, 2021 and 2022 and financial period ended December 31, 2022, respectively, which represented 1.9%, 1.5% and 1.9% of the total revenue of the Company for the corresponding periods. The Company sells prescription drugs, non-prescription drugs and healthcare products to clinics and end customers offline and online. The online transactions are performed through MaNaShop/MaNaStore. These products are purchased by the Company as inventory for onward sale to customers. Revenue from sale of these products under direct sales model is recognized on a gross basis upon delivery of the medicines or products to the customers. For products that are not purchased by the Company as inventory for onward sale to customers through the online marketplace model, the Company facilitates setting product prices with vendors. The Company is not responsible for fulfilling the contracts being provided to the customers nor does the Company have inventory risk related to the contracts. Revenue from sale of these products is recognized on a net basis upon delivery of the medicines or products to the customers. Please refer to pages 58, F-13 and F-35 of the Amendment No. 1 to the Draft Registration Statement for the updated accounting policies.

Note 14. Subsequent events, page F-24

12.	We note you purchased 16,104 Class A Ordinary Shares for $6,848,273, or $425.25 per share in conjunction with a legal settlement on January 18, 2023. Please expand the disclosure to include the per share fair market value of the Class A Ordinary Shares on that date and if there is any difference, disclose the amount and accounting treatment afforded to the difference.

The Company is of the view that the buyback of Class A Ordinary Shares on January 18, 2023 at $425.25 (S$558.86) approximate their fair values, since the purchase price was agreed mutually between the Company and the investor on the same date the legal settlement entered. Moreover, the Company had subsequently issued 2,225 Class A Ordinary Shares on April 18, 2023 at $421.14 (S$561.80) per share to two investors for a total cash consideration of $937,031. The share price at the subsequent cash issuance on April 2023 was $4.11 per share lower than the purchase price of the share buyback on January 2023 with the total variances of $66,187, which is considered immaterial. In view of this, the Company concluded that the 16,104 Class A Ordinary Shares was bought back at its fair value in January 2023. Please refer to the pages F-24 and F-47 of the Amendment No. 1 to the Draft Registration Statement for the updated disclosure.

Unaudited Consolidated Financial Statements

Note 2. Summary of significant accounting policies, page F-31

13.	We note that you report deferred revenue of $148,743 as of December 31, 2022. Please expand your accounting policies to include your policy for deferred revenue.

Please refer to pages of F-13 and F-36 of the Amendment No. 1 to the Draft Registration Statement - the accounting policy of deferred revenue added.

General

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

***

If you have any questions regarding the Amendment No. 1 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Teoh Pui Pui, Chairman of the Board of Directors, Co-Chief Executive Officer and Chief Operating Officer
Siaw Tung Yeng, Director and Co-Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Sundra Zhao, Partner, Simon & Edward, LLP
David Levine, Partner, Loeb & Loeb LLP